DATED January 9, 2020
FILED PURSUANT TO RULE 433
REGISTRATION NO. 333-217029
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES I, 2.150% NOTES DUE 2024 (REOPENING)

SUBJECT	FINAL PRICING DETAILS

Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series I, 2.150% Notes Due 2024
Format:	SEC Registered-Registration Statement Number 333-217029
Trade Date:	January 9, 2020
Settlement Date (Original Issue Date):	January 13, 2020
Maturity Date:	November 8, 2024
Principal Amount:
$500,000,000. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $500,000,000 aggregate principal amount of Medium-Term Notes, Series I, 2.150% Notes Due 2024 issued by us on November 8, 2019. The notes offered hereby will have the same CUSIP number as the previously issued Medium-Term Notes, Series I, 2.150% Notes Due 2024 and will trade interchangeably with the previously issued Medium-Term Notes, Series I, 2.150% Notes Due 2024 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of Medium-Term Notes, Series I, 2.150% Notes Due 2024 will be $1,000,000,000.

Price to Public (Issue Price):	100.222%, plus accrued interest
Dealers’ Commission:	0.350% (35.0 basis points)
Accrued Interest:	$1,940,972.22 in aggregate
All-in-price:	99.872%, plus accrued interest
Pricing Benchmark:	UST 1.750% Notes due December 31, 2024
UST Spot (Yield):	1.651%
Spread to Benchmark:	#VALUE!
Yield to Maturity:	2.101%
Net Proceeds to Issuer:	$499,360,000, plus accrued interest
Coupon:	2.15%
Interest Payment Dates:	Interest will be paid semi-annually on the 8th of May and November of each year, commencing May 8, 2020 and ending on the Maturity Date
Redemption:	The notes may be redeemed at the option of Caterpillar Financial Services Corporation prior to the stated maturity date. See “Other Provisions-Optional Redemption” below.
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Managers & Bookrunners:	Barclays Capital Inc. (23.340%)
J.P. Morgan Securities LLC (23.330%)
SG Americas Securities, LLC (23.330%)
Co-Managers:	ANZ Securities, Inc. (0.811%)
BBVA Securities Inc. (0.541%)
BNP Paribas Securities Corp. (2.297%)
BNY Mellon Capital Markets, LLC (0.541%)
Commerz Markets LLC (1.757%)
Deutsche Bank Securities Inc. (2.297%)
HSBC Securities (USA) Inc. (2.297%)
ICBC Standard Bank Plc (0.811%)
ING Financial Markets LLC (2.297%)
Itau BBA USA Securities, Inc. (0.541%)
KBC Securities USA LLC (0.811%)
Lloyds Securities Inc. (2.297%)
Loop Capital Markets LLC (1.351%)
Mischler Financial Group, Inc. (0.676%)
Mizuho Securities USA LLC (1.216%)
Scotia Capital (USA) Inc. (1.081%)
SMBC Nikko Securities America, Inc. (0.541%)
Standard Chartered Bank (1.351%)
TD Securities (USA) LLC (2.297%)
U.S. Bancorp Investments, Inc. (2.297%)
Wells Fargo Securities, LLC (1.216%)
Westpac Capital Markets LLC (0.676%)

ICBC Standard Bank Plc is restricted in its US securities dealings under the Bank Holding Company Act and is not a U.S.-registered broker-dealer. All sales of securities in the U.S. will be made by or through U.S.-registered broker-dealers. ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes in the United States. ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes for offer and/or sale in the United States. ICBC Standard Bank Plc shall offer and sell Notes constituting part of its allotment solely outside the United States.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

Billing and Delivery Agent:	J.P. Morgan Securities LLC
CUSIP:	14913Q3B3
Other Provisions:
Optional Redemption

The notes may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes to be redeemed; or
• the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate, plus 10.0 basis points, in each case, plus accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Life of such notes.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if, after seeking at least five Reference Treasury Dealer Quotations and excluding the highest and lowest Reference Treasury Dealer Quotations, the Independent Investment Banker obtains fewer than five such Reference Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means any of BofA Securities, Inc., Citigroup Global Markets Inc. or a Primary Treasury Dealer appointed by MUFG Securities Americas Inc. and any of their respective successors and assigns, as appointed by us, or, if any of the foregoing is unwilling or unable to select the Comparable Treasury Issue, a nationally recognized investment banking institution which is a Primary Treasury Dealer appointed by us.
“Reference Treasury Dealer” means (1) any of BofA Securities, Inc., Citigroup Global Markets Inc. or a Primary Treasury Dealer appointed by MUFG Securities Americas Inc. and any of their respective successors and assigns, as appointed by us, provided, however, that if any of the foregoing shall cease to be a primary U.S. government securities dealer (a “Primary Treasury Dealer”), we will substitute for such dealer another Primary Treasury Dealer, and (2) any other nationally recognized Primary Treasury Dealer selected by the Independent Investment Banker and acceptable to us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York, New York time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (or, if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

Holders of the notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes of a series are to be redeemed, the trustee will select the particular notes of such series or portions thereof for redemption from the outstanding notes of such series not previously called, pro rata or by lot, or in such other manner as we shall direct.
 Supplemental United States Federal Income Tax Considerations

Qualified Reopening and Issue Price of the Notes

The notes offered hereby will be treated as a part of the same issue of the previously issued Medium-Term Notes, Series I, 2.150% Notes Due 2024 (the “existing notes”) pursuant to a “qualified reopening” for U.S. federal income tax purposes. Therefore, the notes offered hereby will be treated as having the same issue date and the same issue price as the existing notes. The existing notes were issued at no more than a de minimis discount from their stated principal amount. As a result, the existing notes were issued without original issue discount (“OID”) and, therefore, the notes offered hereby also will be issued without OID.

Pre-Issuance Accrued Interest on the Notes

A portion of the purchase price of the notes offered hereby will be attributable to the amount of stated interest accrued prior to the original issue date (“pre-issuance accrued interest”). Consequently, the notes offered hereby should be treated as having been issued for an amount that excludes any pre-issuance accrued interest. If the notes are so treated, a portion of the first interest payment on the notes received by a U.S. holder after the offering equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable as interest on the notes. Your tax basis in a note should exclude an amount equal to the pre-issuance accrued interest. In addition, the portion of the purchase price attributable to pre-issuance accrued interest would not be taken into account for purposes of determining the amount of premium on the notes. See the discussion under “Certain United States Federal Income Tax Consequences – United States Holders – Premium and Market Discount” in the accompanying Prospectus Supplement. for a discussion of the rules for amortizing any premium on the notes.

Foreign Account Tax Compliance

The U.S. Treasury Department recently released proposed regulations that, if finalized in their present form, would eliminate the withholding tax of 30% described under “Certain United States Federal Income Tax Consequences – Non-United States Holders – Foreign Account Tax Compliance” in the accompanying Prospectus Supplement with respect to gross proceeds from sales or other dispositions of the notes. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Notice to European Economic Area Investors

This communication has been prepared on the basis that any offer of notes in any member state of the European Economic Area (“EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“Qualified Investors”). Accordingly any person making or intending to make an offer in that member state of notes which are the subject of the offering contemplated in this communication may only do so with respect to Qualified Investors. Neither the Issuer nor the managers have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

No PRIIPs KID - No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Notice to Swiss Investors

The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Neither this communication nor any pricing supplement, prospectus supplement, prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors  provided there is no publicity for the notes in Switzerland and no Swiss prospectus requirements are triggered. This communication and any pricing supplement, prospectus and prospectus supplement may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this communication and the accompanying prospectus, prospectus supplement and pricing supplement or by subscribing to the notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at (888) 603-5847, J.P. Morgan Securities LLC collect at (212) 834-4533 or SG Americas Securities, LLC toll free at (855) 881-2108.